             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          FORM 10-SB

              Registration Statement on Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

                      BIG PONY GOLD, INC.
                      -------------------
    (Name of Small Business Issuer as specified in its charter)


            UTAH                              87-0422966
            ----                              ----------
(State or other jurisdiction of            (I.R.S. Employer
 incorporation or organization)               I.D. No.)

                              N/A
                            -------
                         (SEC File No.)

                        710 Kearns Building
                     Salt Lake City, Utah 84101
                     --------------------------
            (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code: (801) 328-4452

               Securities registered pursuant to Section 12(b) of the Exchange Act:

                               None

               Securities registered pursuant to Section 12(g) of the Exchange Act:

               $0.001 par value common voting stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: See the Exhibit Index herein.

                               PART I

Item 1. Description of Business
-------------------------------

Business Development.
---------------------

     Big Pony Gold, Inc. (the "Company") was incorporated under the laws of the State of Utah on August 2, 1984, under the name "Big Pony Development." The Company was organized for the primary purposes of (i) purchasing, owning and selling assets of all types and kinds; (ii) acquiring or merging into existing businesses; (iii) buying, selling, mortgaging, exchanging, leasing, holding for investment or otherwise operating real and personal property of all kinds and any interest therein; and (iv) any other lawful purpose.

     The Company's initial Articles of Incorporation authorized it to issue a total of 50,000,000 shares of common stock having a par value of one mill ($0.001) per share. A copy of the Company's original Articles of Incorporation is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III.

     At the Company's inception, the Board of Directors authorized the issuance of a total of 1,000,000 "unregistered" and "restricted" shares of its common stock to certain directors, executive officers and persons who may be deemed to have been promoters or founders of the Company, for the total consideration of $2,500.

     Commencing in September, 1984, and pursuant to the requirements of
Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Rule 504 of Regulation D of the Securities and Exchange Commission and Section 61-1-10 of the Utah Uniform Securities Act, the Company publicly offered and sold an aggregate total of 2,500,000 shares of its common stock to public investors at an offering price of $0.01 per share. This offering was completed on or about May 14, 1985, with the Company receiving aggregate gross proceeds of $25,000, before payment of offering costs. After payment of these costs, the Company had net proceeds of approximately $21,694.

     On or about November 14, 1988, pursuant to a Stock Purchase
Agreement entered into by the parties, Gold Standard, Inc., a Utah corporation ("Gold Standard"), acquired 3,700,000 "unregistered" and "restricted" shares of the Company's common voting stock in consideration of the sum of $50,000. In connection with the Stock Purchase Agreement and in consideration of its completion, a total of 650,000 "unregistered" and "restricted" shares that had been issued at the Company's inception were conveyed to the Company by a former principal and were canceled. Following the completion of this transaction, Gold Standard was the owner of 50% of the issued and outstanding common stock of the Company. Gold Standard may be deemed to be the parent of the Company. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4 of this Registration Statement. For a complete breakdown of the issuances and cancellations of the Company's common stock, see the financial statements accompanying this Registration Statement. See Part F/S hereof.

     In connection with the Stock Purchase Agreement, the Company's Articles of Incorporation were amended on November 15, 1988, to change its name to "Big Pony Gold, Inc." This name change was approved by a vote of stockholders owning a majority of the issued and outstanding shares of the Company's common stock. A total of 4,386,500 shares were voted in favor of the name change, with none opposing and none abstaining. A copy of the Articles of Amendment effecting this name change is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III.

     Also in connection with the Stock Purchase Agreement, on November 15, 1988, the Company acquired 100% of the issued and outstanding common stock of Tormin Sociedad Anonima, a corporation organized under the laws of the Oriental Republic of Uruguay ("Tormin S.A."), in consideration of the issuance of 850,000 shares of the Company's "unregistered" and "restricted" common stock to certain persons who had provided services to Tormin S.A. Tormin S.A. owns 100% of Dinelcor Sociedad Anonima ("Dinelcor S.A.") and Alfastar Sociedad Anonima ("Alfastar S.A."), both of which are corporations organized under the laws of Uruguay.

     Between 1988 and 1992, the Company and Gold Standard each spent approximately $1,000,000 on exploration activities in Uruguay. By 1992 the Company and Gold Standard had acquired or owned the right to acquire prospecting permits (the "Permits") issued or to be issued by the government of Uruguay. From June, 1992, until April, 1996, the properties covered by the Permits (the "Properties" or "Campo del Oro") were the subject of a joint venture agreement among Compania Minera Santa Fe, a wholly owned subsidiary of Santa Fe Pacific Mining Company ("Santa Fe"), the Company, and Gold Standard. Netiher Compania Minera Santa Fe nor Santa Fe is otherwise affiliated with the Company. Santa Fe spent approximately $4,965,000 on the exploration of the Properties between June, 1992, and October, 1995, and withdrew from the joint venture as of April 14, 1996. Santa Fe had incorporated Dinelcor S.A. and Alfastar S.A. and, when it withdrew, it returned the Permits to the Company and Gold Standard by assigning its interest in Dinelcor S.A. and Alfastar S.A., and Gold Standard transferred its interest in the Permits to the Company in an Agreement dated March 14, 1996. The Company intends to continue exploring the Properties. See the caption "Business," Part I, Item 1 of this Registration Statement.

     On March 1, 1996, the Company consolidated all of its issued and outstanding shares on the basis of one new share for every three shares issued and outstanding , with the Company's authorized capital and par value to remain at 50,000,000 shares and one mill ($0.001), respectively. This recapitalization was effected by a one for three reverse split of the issued and outstanding shares of the Company.

     Also in March, 1996, the Company issued 50,000 "unregistered" and "restricted" post-consolidation shares of its common stock each (i) to Bret C. Decker, its Secretary/General Manager and director, in consideration of services rendered during the previous four years; and (ii) to Nilton D. Franke, an employee of Gold Standard in Brazil, for his services in overseeing the Company's exploration activities during the preceding 18 months.

     On May 10, 1996, the Company issued to Sun Valley Gold, L.P., Sun Valley Gold International, Ltd. and Odyssey Partners, L.P. (the "Sun Valley Entities") a total of 500,000 units at a price of $1.00 per unit. Each unit consists of one "unregistered" and "restricted" share of the Company's common stock and one warrant to purchase an additional share of common stock at a price of $1.25 per share at any time until May 10, 1999.

     The Company is preparing to undertake a public offering of up to 600,000 shares of its common stock at a price of $1.38 Canadian ($1.00 U.S.) per share (the "Offering"). All subsequent references to the price and proceeds of the Offering are given in U.S. dollars. These shares will be offered through the facilities of the Vancouver Stock Exchange (the "Exchange") within 90 days of the date on which the shares of the Company are conditionally listed on the Exchange. The Offering will be conducted in accordance with the rules and policies of the Exchange. These securities will be registered with the British Columbia Securities Commission. No shares to be offered pursuant to the Offering will be offered or sold in the United States, and resales of these securities into the United States will be subject to registration or an applicable exemption under the Securities Act of 1933, as amended.

     The Company has retained Georgia Pacific Securities Corporation of Vancouver, British Columbia ("Georgia Pacific") as its agent to sell shares under the Offering. Pursuant to an agreement executed by the parties on June 27, 1996 (the "Agency Offering Agreement"), the Company will pay to Georgia Pacific a commission of $0.10 U.S. per share sold by Georgia Pacific. Under the terms of the Offering, Georgia Pacific may over-allot shares of the Company to cover over-subscriptions up to a number that is the lesser of 15% of the number of shares offered under the Offering or the actual number of shares sold by Georgia Pacific by way of over-subscription. The Company has granted to Georgia Pacific an option to buy shares from the Company at the offering price of $1.00 U.S. per share to cover the over-allotment (the "Greenshoe Option"). In the alternative, Georgia Pacific may cover the over-allotment by buying the Company's shares in the open market through the Vancouver Stock Exchange during the exercise period of the Greenshoe Option. The Company will pay Georgia Pacific a commission on $0.10 U.S. per share sold pursuant to the Greenshoe Option. The Greenshoe Option is exercisable for a period of 60 days from the commencement of the Offering. A copy of the Agency Offering Agreement is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III.

     Georgia Pacific has agreed to purchase any shares for which subscriptions have not been received at the conclusion of the Offering. In consideration of this Agency Offering Agreement, the Company has granted Georgia Pacific non-transferable share purchase warrants entitling Georgia Pacific to purchase up to 150,000 shares of the Company's common stock at any time during the two year period after the date on which the Company's shares are listed, posted and called for trading on the Exchange, at a price of $1.00 U.S. during the first year and $1.152 U.S. during the second year of the exercise term (the "Agent's Warrants").

     No payments in cash, securities or other consideration will be made to any promoter, finder or any other person or company other than Georgia Pacific in connection with the Offering. However, the Company's directors and executive officers may purchase shares of its common stock under the Offering, for which they will pay the full price; these securities would become "restricted securities" in the hands of any such purchasers.

     The Company has granted Georgia Pacific a right of first refusal to provide future equity financing to the Company for a period of 12 months from the effective date of the Company's Offering prospectus. The Company has made an application to conditionally list the shares being offered under the Offering on the Exchange. Listing is subject to the Company fulfilling the listing requirements of the Exchange, as to which there can be no assurance.

     On September 23, 1996, the Company entered into an agreement with Georgia Pacific whereby Georgia Pacific agreed to act as sponsor for the Company for a period of one year from the commencement of the Offering, in accordance with the rules and policies of the Exchange (the "Sponsorship Agreement"). As sponsor, Georgia Pacific will oversee and provide advice on the affairs of the Company in consideration of payment of the sum of $1,250 per month. Georgia Pacific will, among other things, review the Company's quarterly financial statements and news releases and will act as a consultant regarding funding and disclosure issues. A copy of the Sponsorship Agreement is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part
III. For a discussion of the use of the proceeds of the Offering, see the caption "Management's Discussion and Analysis or Plan of Operation," Part I,
Item 2 of this Registration Statement.

Business.
---------

     The following is a description of the Permits, the location, access and physiography, the geological setting, the history and previous work and the results of previous programs.

The Permits
-----------

     The Permits were granted by the Direccion Nacional de Mineria y Geologia ("DINAMIGE") under the Mining Code of Uruguay (the "Mining Code"). DINAMIGE grants and administers three types of permits: prospecting permits, exploration permits, and exploitation permits. Prospecting permits are granted for 12 or 24 months and can cover a maximum of 200,000 hectares, but individual blocks cannot exceed 100,000 hectares. The Mining Code permits two extensions of a prospecting permit, each for a maximum of 12 months. With each extension, the area covered by a permit must be reduced by 50%. The permit holder decides which area the extension will cover. A prospecting permit entitles the holder to conduct non-disruptive exploration activities such as mapping, sampling, and geophysical testing. A prospecting permit does not normally permit drilling, but a permit holder may conduct limited drilling with the landowner's permission.

     A holder of a prospecting permit may apply at any time for an exploration permit covering up to 1,000 hectares. An exploration permit is granted for two years and may be extended for two 12-month periods. The holder of an exploration permit may conduct the work that is necessary to define an economically exploitable mineral deposit.

     A holder of an exploration permit may apply for an exploitation permit covering up to 1,000 hectares of land. An exploitation permit is granted for 30 years and may be extended for two 15-year periods. The procedure for obtaining an exploitation permit is provided in the Mining Code and is similar to the North American procedure.

     A permit holder must file a final report with DINAMIGE within six months of a permit's expiring, or apply for an extension if an extension is still available, or a nominal penalty may be assessed at the discretion of DINAMIGE giving consideration to the circumstances. Upon its receipt and review of the final report, DINAMIGE must publish a notice of release and free the property for new applications. Until the notice is published, usually several months after the filing of the final report, the permit holder has the exclusive right to and responsibility for the property covered by the expired permit.

     The Company intends to apply for a 12-month extension, if one is available, of any permit that expires where its exploration activities have indicated that further exploration is warranted, and will review its exploration results to determine the number of hectares that will be covered in accordance with the reduction requirements of DINAMIGE.

     The Company intends to apply for new prospecting permits on properties covered by expired permits that cannot be extended where its exploration activities have indicated that further exploration is warranted. It will make its applications at the same time as the notices are published by DINAMIGE.

     The Company has ten active prospecting permits, has applied for one prospecting permit and two exploration permits, and has eleven expired permits. The Company is preparing final reports on the expired permits and applications for new prospecting permits. Table 1 sets out the status of the active and the applied-for Permits as of July 4, 1996.

                                     TABLE 1
                             STATUS OF THE PERMITS


Permit Name      Reference No.   Registered    Hectares    Issue      Expiry
                                Holder                     Date       Date
-----------      -------------   ------       --------     ----       ----


Paso de Lugo 1      288/89       Dinelcor S.A.     374     10/11/93  11/10/96
Paso de Lugo 3        1/90       Dinelcor S.A.   2,755     11/9/93    11/10/96
Paso de Lugo 5       84/92       Dinelcor S.A.     356    11/19/93   11/20/96
Guaycuru             81/92       Dinelcor S.A.    4,639    11/19/93   11/20/96
Guaycuru 1           3/90        Dinelcor S.A.   6,971    11/1/93     11/2/96
Mal Abrigo           79/88      Alfastar S.A.   1,019     2/10/94    2/11/97
Mal Abrigo 1         4/90       Alfastar S.A.   1,187     1/3/95     1/4/97
Colla 1              83/92      Alfastar S.A.   1,080     1/7/94     1/8/97
San Juan Hills 3    288/92      Alfastar S.A.   3,587     12/16/94   12/17/96
San Juan Hills 4    181/91      Alfastar S.A.     768     11/12/93   11/13/96
Isla Patrulla       120/96      Tormin S.A.    16,000     (1)        (1)
Santiago(2)         297/96      Dinelcor S.A.     850     (1)        (1)
Sonia(2)            299/96      Dinelcor S.A.     200     (1)        (1)


     (1) The registered holder has exclusive preference but the rights have not yet been conferred by DINAMIGE. The number of hectares may be changed during the conferring process.

     (2) These are exploration permits.  They were segregated from the expired
Paso de Lugo prospecting permit.  See the heading "Primary Exploration
Targets" of the caption "Description of Business," Part I, Item 1 of this
Registration Statement.

     (3) This permit may be extended for twelve months.

Location, Access and Physiography
---------------------------------

     The active Permits in the Campo del Oro project are located in south-central Uruguay. The Company has established a field office in Trinidad, the capital of the department of Flores, approximately 186 kilometers north-west of Montevideo, the capital of Uruguay. Trinidad is a medium-sized city with a population of approximately 18,000 people and the services that are necessary for the conducting of an exploration program.
Trinidad is in the center of the Properties and is accessible from Montevideo by Route 1 then Route 3, both excellent paved roads. The Properties are accessible from Trinidad by good paved or gravel roads and have a system of gated grass roads between individual farm boundaries.

     The topography in the vicinity of Campo del Oro is flat with only minor relief. The entire area is farmland, the majority of which is pastures with some planted fields and a few eucalyptus plantations. The total outcrop in the area is estimated at 5%-10%. Water is available from streams and rivers for exploration and industrial use, and a high voltage power line bisects the Paso de Lugo permits. Field work can be conducted year round.

Glossary of Geologic Terms in Order as Used in this Registration Statement
--------------------------------------------------------------------------

     Precambrian - Geologic time older than 600,000,000 years.

     Ptoterozoic - Geologic time within 600,000,000 to 2,500,000,000 years of age.

     Phanerozoic - The geologic age dating of rocks in which evidence of past life exists. Encompasses all rocks that are younger then Precambrian.

     Fold Belt - A linear region that has been subjected to folding and other deformation.

     Metamorphism - The mineralogical and structural changes in solid rock that have been caused by heat and pressure at depth over time.

     Gneisses - Foliated rocks that exhibit bands or flows formed by metamorphism.

     Migmatites - A composite rock composed of igneous and/or metamorphic materials.

     Schist - a strongly foliated crystalline rock formed by dynamic metamorphism that can be split into parallel flakes or slabs.

     Greenschist facies - A term for schistose rocks containing an abundance of green minerals; e.g., chlorite, epidote and actinolite.

     Archean - Geologic age older than 2,500,000 years.

     Ultramafic - an igneous rock composed chiefly of dark colored minerals including iron and magnesium.

     Granodiorite - A classification of igneous rock by its mineral composition. All rocks intermediate in composition between granite and diorite.

     Norite - A course grained igneous rock formed at great depth with a certain mineral assemblage.

     Cretaceous - The geologic age dating period from approximately 68,000,000 years to 142,000,000 years.

     Silcrete - A conglomerate of sand and gravel cemented into a hard mass by silica.

     Felsic - An igneous rock comprised chiefly of light colored minerals. It is the opposite of mafic.

     Volcanics - Those igneous rocks that have reached or nearly reached the earth's surface before solidifying.

     Phyllite - A general term used for rocks with a layered crystal structure formed by regional metamorphism, intermediate between slate and schist.

     Diabase - An igneous rock that is intermediate in composition between acidic and basic rocks. Also used as diorite.

     Gabbro - Dark colored basic intrusive rocks. Intrusive equivalent of volcanic basalt.

     Dike - A tabular igneous intrusion that cuts across the structures of surrounding rock.

     Inlier - An area or group of rocks surrounded by rocks of a younger age.

     Metavolcanics - Volcanic rocks that show evidence of having been subjected to metamorphism.

     Metasediments - Sedimentary rocks showing evidence of metamorphism.

     Synform - A folded structure, the core of which contains the younger rocks and the stratographic sequence of which is unknown.

     Pelitic-Psammic - Pelite is a sedimentary rock composed of fine particles such as clay. Psammite refers to particles that are sand sized; e.g., sandstone. These terms are usually associated with metamorphism.

Geological Setting
------------------

     Approximately 50,000 square kilometers of Precambrian basement are exposed in Uruguay, consisting of two main geotectonic units: the Rio de la
Plata Craton, composed of Early Proterozoic terranes; and the Southeastern
Fold Region, composed of Mid Proterozoic terranes. The remainder of the country is covered by a thick sequence of Phanerozoic sediments and local basaltic flows.

     The Rio de la Plata Craton is exposed over approximately 28,000 square kilometers in south-western and south-central Uruguay, and over approximately
3,000 square kilometers in northern Uruguay. Two greenstone belts have been identified: the Colonia-Florida greenstone belt, and the Paso de Lugo greenstone belt. All of the active Permits are located in the Rio de la Plata
Craton.

     The Southeastern Fold Region in eastern Uruguay consists of two parallel fold belts that strike north-east by south-west. The fold belts are known as the Llavalleja and Rocha groups and are separated by gneisses, migmatites and granites.

Greenstone Belts
----------------

     The greenstone belts, in general, display a vertical structure and a low grade, low shear, greenschist facies metamorphism, which is typical of Archean greenstone belts found throughout the world.

     The Paso de Lugo permits cover a block of greenstone approximately 40 kilometers long that trends in an east-west direction with a width of approximately 12 kilometers. The greenstone sequence is sub-vertical and composed of ultramafic members and sedimentary and volcanic units with an overall metamorphic grade of greenschist facies. The sequence is cut by granodiorite and norite intrusions and partially covered by flat lying
Cretaceous sandstone and silcrete.

     The Florida, Mal Abrigo, Guaycuru, San Juan Hills and Colla permits are located in the Colonia-Florida greenstone belt, which is approximately 300 kilometers long and has a maximum width of 35 kilometers. The greenstone belt trends in an east west direction and is sub-vertical. The greenstone belt is composed of a variable sequence of mafic to felsic volcanics, slates, phyllites and schists with minor banded iron-formations, black slates, graphitic schists and limestones. The sequence is cut by granite-granodiorite intrusions and by many diabase and gabbro dikes.

     The Ojosmin permit is thought to be a greenstone belt inlier of the Colonia-Florida belt.

Sarandi Permits
---------------

     The inactive Sarandi and Sarandi 1 permits are in the Llavalleja Group of the Southeastern Fold Region. They cover a sequence of moderately metamorphosed sediments which contain an 8-kilometer system of quartz veins.

History and Previous Work
-------------------------

     Uruguay has a limited known mining history. It has minimal known reserves of manganese, copper, lead and zinc. Thirty mines in the extreme northeastern part of the country are reported to have produced approximately
30 tons of gold between 1889 and 1939. Most of the mining activity in Uruguay has focused on the extraction of industrial minerals such as dimension stone, limestone, dolomite, marble and aggregates.

     In the late 1970s, St. Joe Minerals conducted a base metals exploration program in the Southeastern Fold Region known as the Llavalleja Group and later conducted a gold exploration program in eastern and central Uruguay, now known as the Colonia-Florida greenstone belt. Several gold occurrences were found and one, the Mahoma deposit, was put into production by American
Resources Corporation.

     St. Joe Minerals discontinued its exploration program in the mid-1980s.
Its senior exploration geologist, Federico R. Brown, then joined the Company and conducted more exploration in the area. A team of four senior geologists and two prospectors prepared a geological and structural base map from aerial photographs on a scale of 1:20,000 for each Permit. The outcrops were mapped and stream sediments were panned and collected. This exploration confirmed the potential of the Colonia-Florida and Paso de Lugo greenstone belts. A structural analysis of Landsat imagery covering the Paso de Lugo and Ojosmin permits carried out by a Canadian consultant familiar with greenstone-hosted gold mineralization, and an airborne geophysical survey consisting of magnetics and radiometrics on 200 meter line spacing led to the identification in 1991 of thirteen targets where gold was visible on the surface of the lands covered by the Paso de Lugo permits. The Company then formed the Campo del Oro joint venture with Santa Fe.

     The Company between 1987 and 1991, and Santa Fe between June, 1992, and
October, 1995 conducted the following programs on the Properties:

Paso de Lugo: field geology, stream sampling, soil sampling, geological photo interpretation, airborne and ground and geophysical, ground geophysics and diamond drilling.

Ojosmin:  field geology and stream sampling; IP survey, and ground mag survey.

Florida: field geology, stream sampling, soil sampling, geological photo interpretation, airborne EM, airborne radiometry, airborne VLF, IP survey, ground mag survey, and diamond drilling.

Mal Abrigo: field geology, stream sampling, soil sampling, airborne EM, airborne radiometry, and airborne VLF.

Guaycuru: field geology, stream sampling, soil sampling, geological photo interpretation, airborne electromagnetic, airborne radiometry and airborne very low frequency, induced potential survey, ground mag, and diamond drilling.

Sarandi:  field geology, stream sampling, soil and trench sampling.

Colla and San Juan Hills: preliminary field geology.

Results of Previous Programs
----------------------------

Geochemistry
------------

     The Company and Santa Fe panned 18-20 kilogram samples of stream sediments down to approximately 50 grams and sent them for analysis. The
Company sent samples collected before the formation of the Campo del Oro joint venture with Santa Fe to BP Laboratories in Brazil. Santa Fe sent the samples it collected to Becquerel Laboratories Inc. (Canada) for instrumental neutron activation analysis, which was chosen for its ability to detect gold values down to 5 parts per billion and 33 other elements in the same sample. Soil sample grids were established over areas of interest and formed the basis for follow-up ground geophysics.

Geophysics
----------

     Questor Surveys Limited (Canada) conducted an airborne geophysical survey for the Company in January and February, 1990. Questor collected radiometric and magnetic data of the Paso de Lugo and Ojosmin areas from a fixed-wing aircraft.

     Dighem Surveys & Processing Inc. (Canada) in October, 1992, conducted a combined magnetic and electromagnetic survey of the Paso de Lugo, Guaycuru, and Florida permits by helicopter over 5,400 line-km with a line spacing of 200 meters. The survey was used to locate bedrock conductors, delineate conductive shear and fault zones, identify resistive silicified areas, and provide information to assist in the mapping of geology and structures.

Diamond Drilling
----------------

     The diamond drill program was conducted by Sevicos Tecnicos Minerais
Ltda. of Rio de Janeiro, Brazil, with two new Maquesonda 320 hydrostatic diamond drills with a capacity comparable to a Longyear-44. The program was designed to test combinations of geophysical and geochemical anomalies and determine the significance of the known signatures.

     More than 8,100 meters of 2-3/8 inch diameter core were drilled during 1994 and 1995: 31 holes on the primary exploration targets located in Paso de
Lugo, specifically Lili-Cacilda, Ultramafics, and Santiago; and 6 scout holes to test some initial geophysical anomalies in Guaycuru and Florida. The core was logged and photographed then split and analyzed for gold and silver in one-meter intervals, with some core analyzed for copper, lead, zinc, arsenic, chromium and nickel. Gold and silver were determined by fire assay by American Assay Laboratories ("AAL") in Estacion Gonzales, Uruguay. The other elements were determined by atomic absorption by AAL in either Uruguay or AAL's laboratory in Sparks, Nevada.

     As a result of these exploration programs, Santa Fe concentrated its exploration activities on three targets located in the area covered by the Paso de Lugo permits. The targets are known as the "Lili-Cacilda", "Ultramafics" and "Santiago" (the "Targets").

Primary Exploration Targets
---------------------------

Lili-Cacilda
------------

    The Lili-Cacilda exploration target is a zone of sheared granodiorites and metasediments with gold-bearing quartz vein structures. The target is located in the Paso de Lugo East area. The zone is approximately two kilometers wide and has been traced over a distance of approximately eight kilometers and strikes generally east-west.

     A grid with a baseline of 6,000 meters and a line spacing of 100 meters was constructed over the shear zone and a zone known as the Tamara extension.
While the grid line lengths varied, the average line length was approximately
2,000 meters.  Soil samples were taken every 20 meters along the grid lines.
IP and ground magnetic surveys were completed over the grid and 11 holes totaling 2,046.54 meters were drilled to test 11 geophysical and geochemical anomalies.

     Santa Fe drilled nine holes in the zone of sheared granodiorites and metasediments which contain gold-bearing quartz veins. Many of the geophysical and geochemical signatures were satisfactorily explained, but no economic gold mineralization was detected. Santa Fe recommended that no further work be conducted in the Lili-Cacilda area.

     Santa Fe drilled two holes beneath and along the strike of the Tamara outcrop. The two holes intersected hydrothermally altered rocks with probable volcanic-hosted massive sulfide mineralization affinities. While the mineralization is weak, the potential environment was established. Santa Fe recommended that more detailed litho-geochemical studies, such as Pearce
Element Ratio Analysis, be undertaken along the Lugo East volcano-sedimentary belt to assist in locating mineralization centers.

Ultramafics
-----------

     This target is a sequence of ultramafic rocks containing pyroxenite, peridotite and olivine peridotite located in the Paso de Lugo West area. The zone is approximately one kilometer long and 0.6 kilometers wide and strikes generally north-west south-east.

     A grid with a baseline of 4,800 meters and a line spacing of 100 meters was constructed over the zone. The average length of the grid lines was approximately 1,500 meters. Approximately 3,800 soil samples were taken and assayed using the neutron activation method. IP and ground magnetic surveys were completed over the grid that was not affected by the major power transmission line traversing the eastern portion of the area, and seven diamond drill holes totaling 1,612.25 meters were drilled to test three geochemical anomalies.

     Three holes tested a 1,200 meter by 600 meter-wide gold and chrome soil geochemical anomaly. The results indicated that erratic gold values are frequently within basic and intermediate greenstone units and to a lesser extent within acid volcanics and minor quartz veins within these units. More work is recommended to resolve the geology and construct a mineralization model in this anomaly.

     One hole tested a long, narrow geochemical anomaly associated with major quartz-filled thrust zones. In outcrop, major enrichment of gold in hematite was detected but the results returned very low order gold values throughout the distinctive quartzite zone. No further work is recommended on this type of anomaly within the Ultramafics.

     Three holes tested a geochemically anomalous zone related to the granite-greenstone contact along the southern margin of the grid. The first hold intersected a 42 meter zone of mineralized basic volcanics with gold values up to 2.5 grams/ton and 0.5 grams/ton over the entire intersection.
The other two holes, drilled 200 meters on either side of the first hole, returned low order gold values.

Santiago
--------

     This target is located in a 3-4-kilometer-wide zone of intercalated metavolcanics and clastic metasediments. The western end of the target area is cut by a norite dike, but the zone extends to the west beyond the dike.
The area is structurally complex and may be part of a tight synform.

     A grid with a baseline of 4,000 meters and a line spacing of 100 meters was constructed over the exposed portion of metasediments to the east and west of the norite dike. The average length of the grid lines was approximately
1,000 meters. Approximately 3,100 soil samples were taken and assayed using the neutron activation method. The IP and ground magnetic surveys were completed over the grid, and 11 diamond drill holes were drilled to test three geochemical and geophysical anomalies.

     The results of the drilling program indicate that disseminated gold occurs within pelitic and psammitic units within highly folded volcano-sedimentary rocks over a strike length in excess of 3,000 meters. Six of the eleven holes had significant gold intercepts. The significant intercepts are shown in the following Table 2:


                                 TABLE 2
                         SIGNIFICANT INTERCEPTS


Hole            From          To           Interval         Gold Assay
                                                        (Parts per Billion)
----            ----          --           --------     -------------------


LA 94-12        61 meters     68 meters    7 meters @        204
LA 94-14       102 meters    117 meters   15 meters @        302
               158 meters    182 meters   24 meters @        490
LA 94-18       166 meters    181 meters   15 meters @        970
               166 meters    197 meters   31 meters @        675
LA 94-20        31 meters     49 meters   18 meters @        282
LA 94-26        57 meters     69 meters   12 meters @        409
LA 94-32        81 meters     95 meters   14 meters @        759
                80 meters    129 meters   49 meters @        484


Secondary Exploration Targets
-----------------------------

     The Company and Santa Fe have conducted preliminary exploration programs on the secondary exploration targets Ojosmin, Guaycuru, Florida, Mal Abrigo, Colla, San Juan Hills, and Sarandi.

Primary Exploration Target
--------------------------

     The Santiago target has been identified as the primary exploration target. Six of the 11 holes drilled in 1995 had significant gold intercepts, and the soil sampling program indicated an anomalous gold zone at least four kilometers long. Geological interpretation of the drill hole information indicates that the deposit is strata bound and that the deeper intersections
(approximately 150 meters) were in sulfides, and suggests some supergene enrichment above the sulfides.

     The Company intends to conduct a 3,600-meter reverse circulation drilling program on Santiago to test for a potential gold deposit near the surface by drilling 20 fences consisting of three holes per fence on 200 meter centers along the baseline of 4,000 meters, each hole between 40 and 80 meters for an average of 60 meters per hole, and sampling for assay every 1.5 meters. The budget for this program is $180,000.

Secondary Exploration Targets
-----------------------------

     The Company intends to drill approximately 2,400 meters and sample for assay every 1.5 meters. The Company's budget for this program is $120,000.
The Company's budget for continued mapping, geophysical surveying, and soil sampling and assaying on all of the Permits is $350,000.

Risk Factors.
-------------

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     No Known Bodies of Ore. The Company's mineral properties are not known to contain any bodies of ore. If the Company's exploration programs are successful, it will require additional funds to finance its development of an economic ore body and place it into commercial production. The only sources of funds that are available to the Company for its future financing needs are proceeds from its sale of equity and its offering to another party or parties of a right to earn an interest in the Permits in exchange for a commitment to carry out an exploration or development program on the properties.

     Speculative Business. By its very nature, the exploration for minerals is a speculative venture necessarily involving substantial risk. The Company cannot be certain that the programs undertaken by Santa Fe will result in discoveries of commercial quantities of ore.

     Marketability Factors. Resource exploration and development are speculative businesses and involve a high degree of risk. The marketability of natural resources that might be acquired or discovered by the Company can be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The
Uruguayan government retains a 5% net smelter return, which increases to 8% after five years. The projected increase may significantly affect corporate profitability in low grade circumstances. The exact effect of these factors cannot be accurately predicted, but the combination of these factors might result in the Company not receiving an adequate return on invested capital.

     Environmental Hazards. Hazards such as unusual or unexpected formations and other conditions may affect the Company's operations. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

     Potential Title Uncertainties. The Company has obtained the usual industry standard title reports regarding the Permits, but these cannot be construed as a guarantee of title. The renewal of expired permits is subject to governmental approval. The Properties might be subject to earlier, unregistered agreements or transfers and their titles might be affected by undetected defects.

     No Surveys. The Company's Properties consisting of recorded mineral claims have not been surveyed; therefore, the precise location of these Properties may be in doubt.

     No Economic Deposit Finding. The presence of anomalous gold mineralization does not signify the presence of an economic deposit. No economic intersections in drill holes or surface showings have been found to date on the Properties. The target areas are still "exploration" targets with attendant high risk.

     Potential Limited Access. Although the terrain is hospitable and road access is generally good, future access may be limited by the existence of farmland over the entire area of the Targets and of eucalyptus plantations over part of the Targets.

     Political Concerns. The political environment in Uruguay appears to be quite stable but a loss of tenure in the future is possible. In such an event, the Company and its subsidiaries may lose the entire value of their assets and operations in Uruguay.

     Competition. No significant barriers exist to deter competitors from entering the market.

     Conflicts of Interest. Certain directors of the Company also serve as directors of other companies involved in the development of natural resources.
Conflicts of interest may arise.

     Voting Control. Due to its ownership of a majority of the shares of the Company's outstanding common stock, Gold Standard has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See Part I, Item 4 of this Registration Statement.

     Future Sales of Common Stock.  Gold Standard currently beneficially owns
3,316,668 shares of the common stock of the Company or approximately 64 percent of its outstanding voting securities. Subject to compliance with the applicable provisions of Rule 144 of the Securities and Exchange Commission, Gold Standard is currently eligible to sell up to one percent of the outstanding securities of the Company in any three month period. Such sales could have a substantial adverse effect on any public market that may then exist in the Company's common stock. Sales of any of these shares by Gold
Standard could severely affect the ability of the Company to secure the necessary debt or equity funding for the Company's proposed business operations. For additional information concerning the present market for shares of common stock of the Company, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part
II, Item 1 of this Registration Statement.

     Dilution. Depending on the nature and extent of services rendered, the Company may compensate present management for services rendered and to be rendered. If this compensation takes the form of an issuance of the Company's stock, this would have the effect of diluting the holdings of the Company's other stockholders.

     Limited and Volatile Market for Common Stock. The Company's common stock is listed on the OTC Bulletin Board of the National Association of Securities
Dealers, Inc. (the "NASD") under the symbol "PONY"; however, there is currently no "established trading market" for such common stock and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. For additional information regarding the market for the Company's common stock, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II, Item 1 of this Registration Statement.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

      Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange
Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The Company is engaged in the business of mineral exploration and prospecting in the Oriental Republic of Uruguay. As of the date of this Registration Statement, the Company has not discovered economic amounts of such minerals on the Properties covered by its permits, and there can be no guarantee that such deposits exist or will be located. For a complete discussion of the Company's proposed principal products and services, see the caption "Business," Part I, Item 1 of this Registration Statement.

Distribution Methods of the Products or Services.
-------------------------------------------------

     As of the date of this Registration Statement, the Company has not located economically feasible deposits of minerals on the Properties that are subject to the Permits, and there can be no guarantee that such deposits exist or will be located. In the event that the Company is able to recover economic amounts of minerals, it will construct mills, concentrators and necessary extraction equipment on the Properties and the concentrated product will be sold to refiners/smelters. The Properties have good access to railroads, roads and water for distribution purposes.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Competitive Business Conditions.
--------------------------------

     Worldwide, there are hundreds of companies engaged in the gold and mineral exploration business. Because world gold prices are determined by the laws of supply and demand, increased gold production by these companies will lead to lower global gold prices, which may adversely affect the Company's business. Accordingly, each of these companies may be deemed to be a competitor of the Company. Other than the Company, only one company, REA Gold of Vancouver, Canada("REA"), is engaged in the gold exploration and mining business in Uruguay. REA is a joint venture partner with Gold Standard in Uruguay.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
-----------

     The Company's Properties in Uruguay have very good access to fuel, equipment, water and other materials that may be necessary for its exploration activities and any mining activities that it may undertake in the future. The
Properties have very good access to railroads and roadways.

Dependence on One or a Few Major Customers.
-------------------------------------------

     In the event that the Company is able to locate and economically mine gold in Uruguay, the concentrated product will be sold to refiners and/or smelters. Because the demand for gold is global, the Company does not anticipate that it will be limited to one or a few major customers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

     For a discussion of the Permits held by the Company through its subsidiaries, see the heading "The Permits" under the caption "Description of Business," Part I, Item 1 of this Registration Statement.

Need for any Governmental Approval of Principal Products or
Services.
---------

     The Company's exploration and prospecting activities in Uruguay require it to obtain permits granting the right to engage in such activities on the Properties. For a complete discussion of the Permits, see the heading
"Permits" under the caption "Description of Business," Part I, Item 1 of this
Registration Statement.

     In addition, the government of Uruguay requires the posting of a bond for exploration activities on the Properties. The Company has already posted its bond for these activities.

     On the effectiveness of this Registration Statement, the Company will become subject to Regulation 14A regarding proxy solicitations, which was promulgated by the Securities and Exchange Commission under the Securities
Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the
1934 Act requires all companies with securities registered pursuant to Section
12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A.
Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     Because the Company has already obtained the Permits and has posted its bond for the exploration of the Properties, management does not anticipate that governmental regulations will have a significant effect on its proposed business operations in the foreseeable future.

Research and Development.
-------------------------

     Other than its mineral exploration activities, the Company has not engaged in any research or development. See the caption "Description of Business," Part I, Item 1 of this Registration Statement.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

     The Company's parent, Gold Standard, has placed a $900,000 bond to cover surface restoration of the Properties. It is not expected that the Company's activities on the Properties will cause pollution.

Number of Employees.
--------------------

     The Company presently has four full-time employees and two part-time employees. Three of the full-time employees and one of the part-time employees are located in Uruguay. The remaining part-time employee is located in Salt Lake City, Utah.

Item 2. Management's Discussion and Analysis or Plan of
Operation.
----------

Plan of Operation.
------------------
     The Company is preparing to undertake a public offering of up to
600,000 shares of its common stock at a price of $1.00 U.S. per share (the
"Offering").  For a complete discussion of the Offering, see the heading
"Business Development" of the caption "Description of Business," Part I, Item
1 of this Registration Statement.

     After payment of Georgia Pacific's commission, the Company will receive net proceeds of $540,000 from the Offering which, when added to the Company's working capital of $442,029 at August 31, 1996, will provide the Company with total working capital of $982,029. The Company intends to use the proceeds, in this order, as follows:

     Principal Purpose                                              Amount
     -----------------                                              ------

Payment of costs of Offering                                     $   32,609

One-year reserve to satisfy obligations under Sponsorship            10,870
Agreement

Drilling of Primary Exploration Target                              180,000

Drilling of Secondary Exploration Targets                           120,000

Continuing field work on all Properties, professional and           350,000
labor costs and property maintenance

Repayment of debt to Gold Standard (see the caption "Certain        207,754
Relationships and Related Transactions," Part I, Item 7
of this Registration Statement)

Working capital to fund ongoing operations                           80,797
                                                                    -------
                                                     Total       $  982,030

     The Company will add to working capital any funds that it receives from Georgia Pacific's exercise of the Agent's Warrants and the Greenshoe Option.
There can be no assurance that circumstances will not arise which will require a reallocation of funds for sound business reasons.

Results of Operations.
----------------------

     The Company had no revenues during the fiscal year ended October 31, 1995, or the period ended July 31, 1996. Expenses during these periods were $60,929, and $153,821, respectively. The increase resulted primarily from increases in leasehold exploration and carrying costs and accounting fees, office overhead, travel and miscellaneous expenses.

     Interest income during the fiscal year ended October 31, 1996, and the period ended July 31, 1996, was $8 and $964, respectively. Net losses during these periods were $61,018 and $152,857. See the Index to Financial
Statements, Part F/S of this Registration Statement.

Item 3. Description of Property.
--------------------------------

     The Company, through its subsidiaries, owns Permits to conduct mineral exploration activities on certain Properties in the Oriental Republic of Uruguay. For a complete discussion of the Permits and the Properties, see the caption "Business Development," Part I, Item 1 of this Registration Statement.

     The Company shares office facilities in Salt Lake City and Uruguay with Gold Standard. The Salt Lake City facilities consist of a suite of four offices totaling 1472 square feet; of this amount, the Company uses one office, consisting of approximately 300 square feet. Expenses in this regard have been apportioned between the Company and Gold Standard on the basis of exploration activities conducted on their joint and separate properties and as the directors of both companies agree. As of August 1, 1996, the Company pays
Gold Standard for 25% of the office expenses, which are estimated at $1,250 per month.

     The Uruguay facilities consist of 600 square feet of office space and 2,000 square feet of warehouse space in the town of Trinidad, Uruguay. These facilities are leased on a month-to-month basis at monthly rents of $400 and $600, respectively.

Item 4 Security Ownership of Certain Beneficial Owners and
Management.
-----------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of November 11, 1996:



                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

Gold Standard, Inc.      3,316,668                 64.4%(1)
710 Kearns Building
Salt Lake City, Utah
84101


                        -------                    ----
                         3,316,668                 64.4%

      (1) This figure does not take into account (i) the 600,000 shares that will be offered pursuant to the Company's Offering; (ii) the Greenshoe Option; (iii) the Agent's Warrants; or (iv) the aggregate of 1,075,008 shares that are subject to options granted to the Sun Valley Entities and the directors and employees of the Company. See the captions "Business Development," Part I, Item 1, and "Executive Compensation," Part I, Item 6 of this Registration Statement.


Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of November 11, 1996:



                           Number of               Percentage of
Name and Address     Shares Beneficially Owned(1)     of Class
----------------     -------------------------        --------

Scott L. Smith                 92,167(2)                1.8%
710 Kearns Building
Salt Lake City, Utah
84101

Bret C. Decker                 83,334                   1.6%
710 Kearns Building
Salt Lake City, Utah
84101

David E. Aro                   33,334                   0.6%
710 Kearns Building
Salt Lake City, Utah
84101                           -----                  -----

All directors and executive   208,835                   4.0%
officers as a group
as a group (3 persons)


      (1) This figure does not take into account (i) the 600,000 shares that will be offered pursuant to the Company's Prospectus dated September 30, 1996; (ii) the Greenshoe Option; (iii) the Agent's Warrants; or (iv) the aggregate of 1,075,008 shares that are subject to options granted to the Sun Valley Entities and the directors and employees of the Company. See the captions "Business Development," Part I, Item 1 and "Executive Compensation," Part I, Item 6 of this Registration Statement.

      (2) A total of 22,050 of these shares are held in the name of Marjorie A. Smith, Mr. Smith's wife.

     See the caption "Directors, Executive Officers, Promoters and Control Persons," Part I, Item 5 of this Registration Statement, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

    A total of 750,000 of the 3,316,668 shares of the Company owned by Gold Standard are subject to an Escrow Agreement dated March 14, 1996. The Escrow Agreement places significant restrictions on the transferability of the escrowed shares and provides that such shares must be returned to the Company for cancellation if a stockholder ceases to be a principal, dies or becomes bankrupt or upon the tenth anniversary of the date of receipt of the Company's Offering prospectus if the escrowed shares are not released in accordance with the policies of the Executive Director of the British Columbia Securities Commission or the Vancouver Exchange. In the event of such a cancellation, the holdings of Gold Standard would be reduced to 49.8% of the total issued and outstanding securities of the Company; this percentage would be further reduced if the escrowed shares were canceled after the issuance of the shares of the Company's common stock pursuant to the Offering. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

     Absent a cancellation of 750,000 of the shares held by Gold Standard, the sale of the 600,000 shares of common stock pursuant to the Offering will reduce the holdings of Gold Standard to 57.7% of the issued and outstanding securities of the Company, which will not be sufficient to effect a change in control.

Item 5. Directors, Executive Officers, Promoters and Control
Persons.
--------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (to be held on the first Monday in the month of the commencement of the Company's fiscal year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.



                                   Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Scot L. Smith         President/CEO    3/90           *
                      Treasurer/CFO   11/88           *
                      Chairman        11/88           *

David L. Clarke,      Vice President   3/90           9/96
Q.C.                  Director         3/90           9/96

Bret Decker           Secretary/       3/96           *
                      General Manager  3/96           *
                      Director        11/88           *

David E. Aro       Director            3/94           *


* These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Scott L. Smith. Mr. Smith, age 70, holds a Bachelor of Science in Geology from the University of Washington. He has been involved in the mining business for the past 36 years. His experience includes all facets of the mining industry: financing, exploration, mining, milling, refining and marketing. He has directed exploration efforts in the United States, Canada, Mexico and Panama and has managed mining operations in Nevada, Texas, Peru and Uruguay. He pioneered the first registered mining tax partnership in the United States in 1969. Mr. Smith has been the President and Chief Executive Officer of Gold Standard, the Company's majority stockholder, since 1972.

     Bret Decker. Mr. Decker, age 42, majored in business management at the University of Utah. He has served as the president of Great Western Oil Company, an East Texas oil and gas company that successfully drilled, completed and put into production a number of oil wells under Mr. Decker's direction. He was the secretary-treasurer of Tacoma Mining Company where he was responsible for the first exploratory drilling operation in the Darien Province of Panama. He served as an officer of Alaska Pacific until it was sold in 1985. During the past five years, Mr. Decker has been an independent consultant to the mining and oil and gas industries, overseeing relations with investors and financial institutions, media communications and general administrative duties. He is responsible for the Company's administration.

     David E. Aro. Mr. Aro is 69 years of age. He holds an Engineer of Mines degree from the Colorado School of Mines and is a Professional Engineer registered in Idaho, Montana, Utah and Washington. He has been in the mining engineering business since 1958. From 1981 to 1983 he was the engineering manager for Cyprus Mines Engineering and Construction
Group, monitoring the design and construction of a 25,000-ton-per-day molybdenum plant. During 1996 he is the Project Manager of the Fort Knox Gold Mine for AMAX Gold, Inc., directing all construction and engineering efforts. This $400,000,000 project out of Fairbanks, Alaska is projected to produce 350,000 ounces of gold per year commencing in 1997. Mr. Aro has been an independent consulting mining engineer since 1983, providing services in exploration, evaluation and feasibility studies on mineral properties, including mine development and planning, equipment selection and conceptual design of mining and milling facilities.

Significant Employees.
----------------------

     The Company has no significant employees who are not directors or executive officers.

Family Relationships.
---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation.
-------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                                SUMMARY COMPENSATION TABLE

                                                       Long Term Compensation

                              Annual Compensation              Awards  Payouts

(a)             (b)               (d)      (e)         (f)          (g)   (h)        (i)

                                                                  Securities         All
                                              Other               Underlying         Other
Name and        Year or                       Annual    RestrictedOptions/LTIP      Compen-
Principal       Period      Salary   Bonus    Compen-   Stock     SAR's(#)Payouts   sation
Position        Ended        ($)      ($)     sation($) Awards($)     (1)
  ($)
-------------------------------------------------------------------------------------------------

Scott L. Smith, 10/31/94     0        0        0         0           0       0        0
President/CEO,  10/31/95     0        0        0         0           0       0        0
Treasurer/CFO    9/30/96     0        0        0         0           0       0        0
Director

David L Clarke, 10/31/94     0        0        0         0           0       0        0
Former V.P.,    10/31/95     0        0        0         0           0       0        0
Former Director  9/30/96     0        0        0         0           0       0        0

Bret C. Decker, 10/31/94     0        0        0         0           0       0        0
Secretary/GM,   10/31/95     0        0        0         0           0       0        0
Director         9/30/96     1600(2)  0        0         0           0       0    12,500(3)

David E. Aro,   10/31/94     0        0        0         0           0       0        0
Director        10/31/95     0        0        0         0           0       0        0
                 9/30/96     0        0        0         0           0       0        0



     (1) The Company has set aside options for its directors and employees to acquire a total of 575,008 "unregistered" and "restricted" shares of common stock at a price of $1.00 U.S. These options, which do not have registration rights, are exercisable for a period of two years from the date on which the Company's shares are listed, posted and called for trading on the Exchange. As of the date of this Registration Statement, none of these options has been allocated among the Company's directors and employees.

     (2) This figure represents the sum that the Company has paid Mr. Decker pursuant to the parties' agreement that the Company will pay Mr. Decker the sum of $100 for each day that he provides services as general manager. See the heading "Compensation of Directors" of this caption.

     (3) In March, 1996, the Company issued 50,000 "unregistered" and "restricted" shares of its common stock to Mr. Decker in consideration of services rendered as general manager during the preceding four years. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.


     Other than the cash compensation paid to Mr. Decker and the incentive stock options referred to above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ending October 31, 1996, 1995 or 1994.

Compensation of Directors.
--------------------------

     As of June 1, 1996, the Company pays Bret C. Decker, who is its Secretary and General Manager and a director, $100 for each day that he provides his services as its general manager. Other than the incentive stock options referred to above, none of which have been allocated to any director, there are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and
Change-in-Control Arrangements.
-------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or any subsidiary, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     Except as stated below, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     The Company's operating expenses and exploration activities on the Properties have been funded through loans advanced by Gold Standard, the Company's majority stockholder. A cumulative total of $968,062 was converted to equity in the form of 4,000,000 "unregistered" and "restricted" shares of the Company's common stock during the fiscal year ended October 31, 1993. A total of $140,046 was advanced during the fiscal years ended October 31, 1994, and 1995. The total due to Gold Standard as of May 31, 1996, is $207,723.

     Gold Standard has obtained a standby bank letter of credit in the amount $1,000,000 which it has pledged as security with the government of Uruguay as required by law to guarantee the future reclamation of the mineral properties that are subject to Gold Standard's exploration activities. The benefits of this security have been extended by Gold Standard to the Company and its subsidiary to guarantee their future reclamation commitments in Uruguay as partial consideration of the Company's issuance of 750,000 shares to Gold Standard.

     The exploration costs incurred on the Permits were borne by the Company and Gold Standard in proportion to their respective ownership interests when Gold Standard had an interest in the Permits.

     The Company shares office facilities and employees in Salt Lake City and Uruguay with Gold Standard. Wages and office expenses have been apportioned between the Company and Gold Standard on the basis of the exploration activities conducted on their joint and separate properties and as the directors of both companies agree. As of August 1, 1996, the Company pays Gold Standard for 25% of the office expenses, which are estimated to be $1,250 per month. See the caption "Description of Property," Part I, Item 3 of this Registration Statement.

      In March, 1996, the Company issued 50,000 "unregistered" and "restricted" post-consolidation shares of its common stock each (i) to Bret C. Decker, its Secretary/General Manager and director, in consideration of services rendered during the previous four years; and (ii) to Nilton D. Franke, an employee of Gold Standard in Brazil, for his services in overseeing the Company's exploration activities during the preceding 18 months.

Certain Business Relationships.
-------------------------------

     Except as stated under the caption "Transactions with Management and Others," there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

    Except as stated under the caption "Transactions with Management and Others," there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

    Gold Standard, the owner of 64% of the Company's issued and outstanding common stock, may be deemed to be the parent of the Company.

Transactions with Promoters.
----------------------------

     Except as stated under the caption "Transactions with Management and Others," there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

     The Company has only one class of securities authorized, issued or outstanding, that being capital stock of the Company consisting of 50,000,000 shares of one mill ($0.001) par value common capital stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities.
The common stock carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     Except as stated under the caption "Business Development" of this Registration Statement, there are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                           PART II

Item 1. Market Price of and Dividends on the Company's Common
Equity and Other Stockholder Matters.
-------------------------------------

Market Information.
-------------------

     The Company's common stock is listed on the OTC Bulletin
Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "PONY"; however, the market for shares of the Company's common stock is extremely limited. No assurance can be given that the present limited market for the Company's common stock will continue or will be maintained, and the sale of the Company's common stock pursuant to Rule 144 by Gold Standard, purchasers under the Offering, or other holders of the Company's securities may have a substantial adverse impact on any such public market. See the heading "Business Development" of the caption "Description of Business," Part I, Item 1, the heading "Future Sales of Common Stock" under the caption "Risk Factors," Part I, Item 1, and the caption "Recent Sales of Unregistered Securities," Part II, Item 4 of this Registration Statement.

    The high and low bid prices for shares of common stock of the Company for each quarter within the last two fiscal years, the quarterly periods ended January 31, 1996, April 30, 1996, July 31, 1996, and the period from August 31, 1996, to October 11, 1996, are as follows:


                                        Bid
Quarter ending:             High                   Low
---------------             ----                   ---

January 31, 1994             7/16                    1/8

April 30, 1994               9/16                    1/4

July 31, 1994                1/2                     1/4

October 31, 1994             5/16                    1/8

January 31, 1995            11/32                    3/16

April 30, 1995               5/16                    3/16

July 31, 1995                1/4                     3/16

October 31, 1995             1/4                     3/16

January 31, 1996             3/16                    1/8

Period ending
March 4, 1996                .16                     1/8

Period from March 5, 1996,
through April 30, 1996*      5/8                     1/4

July 31, 1996                5/8                     1/4

Period Ended
October 11, 1996             1/4                     1/4


     * All prices from March 5, 1996, take into account the consolidation of the Company's shares in the ratio of one share for three. See the caption "Business Development," Part I, Item
            1 of this Registration Statement.

     These bid prices were obtained from the National Quotation
Bureau, Inc. ("NQB") and do not necessarily reflect actual transactions, retail markups, mark downs or commissions.

     No assurance can be given that any "established public market" will develop in the common stock of the Company, regardless of whether the Company is successful in completing any acquisition, reorganization or merger deemed by management to be beneficial for the Company, or if any such market does develop, that it will continue or be sustained for any period of time.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 118.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company depends upon the Company's profitability, financial requirements and other relevant factors. Other than the foregoing, there are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2. Legal Proceedings.
--------------------------

     The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure.
------------------------------------

    Neither the Company nor any subsidiary has changed its principal independent accountant during the Company's two most recent fiscal years or as of the date of this Registration Statement.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------

     The Company issued 750,000 "unregistered" and "restricted" shares of its common stock to Gold Standard in consideration of the payment of $10,000 and the conveyance by Gold Standard of certain mining properties in southern Uruguay. These shares have been placed in escrow pursuant to an Escrow Agreement dated March 14, 1996 between the Company, Pacific Corporate Services Ltd. As escrow agent and Gold Standard, in accordance with the British Columbia Securities Commission's Local Policy 3-07 and the Vancouver Exchange's Listing Policy 18. The escrowed shares are subject to the direction of the Executive Director of the British Columbia Securities Commission or the Exchange if the Company's common stock is listed there.

     The Escrow Agreement provides that the escrowed shares can not be traded in, released from escrow or dealt with in any manner, nor may the Company, its transfer agent or the holders of the escrowed shares transfer or record any trading thereof without the consent of the Executive Director or the Exchange. The escrowed shares must be returned to the Company and canceled if a stockholder ceases to be a principal, dies or becomes bankrupt or upon the tenth anniversary of the date of receipt of the Company's Offering prospectus if they are not released in accordance with the policies of the Executive Director or the Exchange.

     Also in March, 1996, the Company issued 50,000 "unregistered" and "restricted" shares of its common stock each (i) to Bret C. Decker, its Secretary/General Manager and director, in consideration of services rendered during the previous four years; and (ii) to Nilton D. Franke, an employee of Gold Standard in Brazil, for his services in overseeing the Company's exploration activities during the preceding 18 months. See the caption "Certain Relationships and Related Transactions," Part I, Item 7 of this Registration Statement.

     On May 10, 1996, the Company issued to Sun Valley Gold, L.P., Sun Valley Gold International, Ltd. and Odyssey Partners, L.P. a total of 500,000 units at a price of $1.00 per unit. Each unit consists of one "unregistered" and "restricted" share of the Company's common stock and one warrant to purchase an additional share of common stock at a price of $1.25 per share at any time until May 10, 1999.

         Management believes that each of the foregoing entities is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, Mr. Decker is a director and the Secretary/General Manager of the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration. The stock certificates for these shares are stamped with restrictive legends and the stock transfer records of the Company's transfer agent contain stop transfer instructions.

Item 5. Indemnification of Directors and Officers.
--------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation,
Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                           PART F/S

                Index to Financial Statements
           Report of Certified Public Accountants


Financial Statements
--------------------

(i)   Consolidated Financial Statements for the
      Years ended October 31, 1995 and 1994
      -------------------------------------

      Report of Independent Certified Public
      Accountants

      Consolidated Balance Sheets

      Consolidated Statements of Operations for the years ended October 31, 1995 and 1994 and the period from August 2, 1984 (inception) to
      October 31, 1995

      Consolidated Statement of Accumulated Deficit for the period from August 2, 1984 (inception) to October 31, 1995

      Consolidated Statements of Cash Flows for the years ended October 31, 1995 and 1994, and the period from August 2, 1984 (inception) to
      October 31, 1995

      Notes to Consolidated Financial Statements

(ii)  Consolidated Financial Statements for the
      Seven Months ended May 31, 1996
      -------------------------------

      Report of Independent Certified Public
      Accountants

      Consolidated Balance Sheet

      Consolidated Statements of Operations for the seven months ended May 31, 1996 and the period from August 2, 1984 (inception) to May 31, 1996

      Consolidated Statement of Stockholders' Equity for the period from August 2, 1984 (inception) to May 31, 1996

      Consolidated Statements of Cash Flows for the seven months ended May 31, 1996 and the period from August 2, 1984 (inception) to May 31, 1996

      Notes to Consolidated Financial Statements

      Report of Independent Certified Public Accountants on Supplementary Information

      Schedule I - Consolidated Statements of Operations for the seven months ended May 31, 1996 and for the five fiscal years ended October 31, 1995

      Schedule II - Consolidated Statements of Cash Flows for the seven months ended May 31, 1996 and for the five fiscal years ended October 31, 1995

(iii) Unaudited Financial Statements for the
      Nine Month Period ended July 31, 1996
      -------------------------------------

      Balance Sheet

      Statement of Operations


                            PART III

Item 1. Index to Exhibits.
--------------------------

The following exhibits are filed as a part of this Registration
Statement:



Exhibit
Number      Description*
------      ------------

   3.1      Initial Articles of Incorporation filed
            August 2, 1984

   3.2 Articles of Amendment filed November 15, 1988, reflecting a name change to "Big Pony
            Gold, Inc."

   3.6      Bylaws

  10.1      Agency Offering Agreement

  10.2      Sponsorship Agreement

  21        Subsidiaries of the Registrant

  27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BIG PONY GOLD, INC.




Date: 11/20/96                              By /s/ Scott L. Smith
     ------------                             -------------------
                                              Scott L. Smith
                                             Director and
                                             President/Chief Executive Officer




Date: 11/7/96                               By /s/ Bret C. Decker
     ------------                             -------------------
                                              Bret C. Decker
                                              Director and
                                              Secretary/General Manager



Date: 20 Nov. 96                            By /s/ David E. Aro
     ------------                             -----------------
                                              David E. Aro
                                              Director


              FOOTE, PASSEY, GRIFFIN and COMPANY
                      [Letterhead]

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Big Pony Gold, Inc.

We have audited the accompanying consolidated balance sheets of Big Pony Gold, Inc. and its subsidiary (both development stage companies) as of October 31, 1995 and 1994, and the related consolidated statements of operations, accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Big Pony Gold, Inc. and its subsidiary (both development stage companies) as of October 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/Foote, Passey, Griffin and Company

Salt Lake City, Utah
November 21, 1995

              Big Pony Gold, Inc. and Subsidiary
                 (Development stage companies)

                  CONSOLIDATED BALANCE SHEETS

                        October 31,

                          ASSETS

                                    1995              1994
CURRENT ASSETS
   Cash                         $    944          $  3,153
   Prepaid expense                   267               -

      Total current assets         1,211             3,153

 OTHER ASSETS
   Deferred offering costs        50,259            23,242
   Organization costs                 50                50
                                  50,309            23,292

                                $ 51,520          $ 26,445

              LIABILITIES AND ACCUMULATED DEFICIT

 CURRENT LIABILITIES
   Accounts payable             $    -            $ 11,925
   Income tax payable                100               100

     Total current liabilities       100            12,025

 LONG-TERM LIABILITIES
   Loan payable - related party  140,046            42,028

 ACCUMULATED DEFICIT
   Common stock $.001 par value;
    Authorized - 50,000,000 shares
    Issued and Outstanding
    11,400,000 shares              11,400            11,400
   Additional paid-in-capital  1,087,736         1,087,736
   Deficit accumulated during
    the development stage     (1,187,762)       (1,126,744)
                                 (88,626)          (27,608)

                                $ 51,520          $ 26,445

The accompanying notes are an integral part of these statements.

               Big Pony Gold, Inc. and Subsidiary
                 (Development stage companies)

             CONSOLIDATED STATEMENTS OF OPERATIONS

         For the years ended October 31, 1995 and 1994 and the period from August 2, 1984 (inception)
                     to October 31, 1995

                                                Period from
                                               August 2, 1984
                                                (inception)
                                                  through
                                                October 31,
                               1995      1994       1995
Revenues                     $   -     $   -      $

Operating expenses
 Exploration expense          47,103    35,872     784,755
 General and administrative   13,823    23,800     414,601
                              60,926    59,672   1,199,356
 Loss from operations        (60,926)  (59,672) (1,199,356)

Other income
 Interest                          8         6      12,230
 Other                           -         -           785
                                   8         6      13,015
   Net loss before
   income taxes              (60,918)  (59,666) (1,186,341)

Income tax expense              (100)     (100)     (1,421)

   NET LOSS                 $(61,018) $(59,766)$(1,187,762)

 Loss per share               $ (.01)   $ (.01)

Weighted average
 shares outstanding       11,400,000 11,400,000

The accompanying notes are an integral part of these statements.

            Big Pony Gold, Inc. and Subsidiary
              (Development stage companies)

       CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

       For the period from August 2, 1984 (inception)
                     to October 31, 1995

                                                 Deficit
                                               Accumulated
                                    Additional  During the
                          Common     Paid-In   Development
                          Stock      Capital      Stage
 August 2, 1984:
 Sale of common stock to
 officers and directors  $ 1,000     $ 1,500     $    -
December 31, 1984:
 Net loss for period         -           -           (109)

 Balances at
   December 31, 1984       1,000       1,500         (109)

 May 14, 1985:
 Sale of common stock
   public offering (net)   2,500      19,194          -
December 31, 1985:
 Net income for period       -           -            220

 Balances at
   December 31, 1985       3,500      20,694          111

 December 31, 1986:
 Net income for period       -           -            894

 Balances at
   December 31, 1986       3,500      20,694        1,005

 December 31, 1987:
  Net income for period      -           -            224

 Balances at
   December 31, 1987       3,500      20,694        1,229

 November 8, 1988:
 Contribution of capital
  to the Company by an
  insider                    -       24,092           -
November 14, 1988:
 Sale of common stock to
  Gold Standard, Inc.      3,700     46,300           -
November 15, 1988:
 Acquisition of Tormin S.A.
 through the issuance of
 common stock                850        -             -
Acquisition and cancellation
 of common stock previously
 issued                     (650)       650           -
December 31, 1988:
 Net loss for period         -          -          (2,620)

 Balances at
   December 31, 1988       7,400     91,736        (1,391)

December 31, 1989:
 Net loss for period         -          -        (332,455)

 Balances at
   December 31, 1989       7,400     91,736      (333,846)

December 31, 1990:
 Net loss for period         -          -        (408,825)

 Balances at
   December 31, 1990       7,400     91,736      (742,671)

October 31, 1991:
 Net loss for period         -          -        (217,096)

 Balances at
   October 31, 1991        7,400     91,736      (959,767)

October 31, 1992:
 Net loss for period         -          -         (90,674)

 Balances at
   October 31, 1992        7,400     91,736    (1,050,441)

May 7, 1993:
 Issuance of stock in
  conversion of debt to
  equity                   4,000    996,000           -

October 31, 1993:
 Net loss for period         -          -         (16,537)

 Balances at
   October 31, 1993       11,400  1,087,736    (1,066,978)

October 31, 1994:
 Net loss for period         -          -         (59,766)

 Balances at
   October 31, 1994       11,400  1,087,736    (1,126,744)

October 31, 1995:
 Net loss for period         -          -         (61,018)

 Balances at
   October 31, 1995      $11,400 $1,087,736 $ $(1,187,762)

The accompanying notes are an integral part of this statement.

              Big Pony Gold, Inc. and Subsidiary
                 (Development stage companies)

            CONSOLIDATED STATEMENTS OF CASH FLOWS

        For the years ended October 31, 1995 and 1994, and the period from August 2, 1984 (inception)
                      to October 31, 1995

                                                 Period from
                                               August 2, 1984
                                                 (inception)
                                                   through
                                                  October 31,
                                1995    1994         1995
 Increase (decrease) in cash
 Cash flows from operating
 activities:

 Net Loss                    $(61,018) $(59,766) $(1,187,762)
 Adjustments to reconcile
  net loss to net cash used by
  operating activities:

   Amortization                   -         -            850
   Decrease (increase) in:
     Accounts receivable          -      31,938          -
     Prepaid expense             (267)      -           (267)
     Organization costs           -         -            (50)
     Deferred offering costs  (27,017)  (23,242)     (50,259)
   Increase (decrease) in:
     Income tax payable           -         -            100
     Accounts payable         (11,925)   11,925          -
       Net cash used by
       operating activities  (100,227)  (39,145)  (1,237,388)

Cash flows from financing
 activities:
  Proceeds from loan payable   98,018    42,028    1,140,046
  Proceeds from capital
    contributions                 -         -         24,092
  Proceeds from issuance of
    common stock                  -         -         77,500
  Less cash applied to
    offering cost                 -         -         (3,306)
       Net cash provided by
       financing activities    98,018    42,028    1,238,332

Net increase (decrease) in
  cash                         (2,209)    2,883          944
Cash at beginning of period     3,153       270          -

Cash at end of period           $ 944   $ 3,153        $ 944

Supplemental disclosures of cash flow information

Cash paid during the year for:
   Interest                     $ -     $   -
   Taxes                        $ 100   $   100

The accompanying notes are an integral part of these statements.

               Big Pony Gold, Inc. and Subsidiary
                 (Development stage companies)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  October 31, 1995 and 1994

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles. The following policies are considered to be significant:

1. Organization

Big Pony Gold, Inc. was incorporated pursuant to the laws of the state of Utah on August 2, 1984 under the name of Big Pony Development. During 1988, Gold Standard, Inc., a Utah corporation (the parent company), acquired 50% of the outstanding common stock of Big Pony Development and the Company changed its name to Big Pony Gold, Inc. (the Company). During the same period, Big Pony Gold, Inc. acquired 100% of the common stock of Tormin S.A. (a corporation organized under the laws of the Oriental Republic of Uruguay). The parent company (Gold Standard, Inc.) acquired an additional 4,000,000 shares of common stock on May 7, 1993 in a conversion of debt to equity. This increased the parent company's ownership interest to 67.5%. The Company has not paid dividends in the past. Payment of dividends in the future will depend on the Company's profitability, financial requirements and other relevant factors.

2. Principles of Consolidation

The accompanying financial statements include the accounts of Big Pony Gold, Inc. and its wholly owned subsidiary, Tormin S.A., a corporation organized under the laws of the Oriental Republic of Uruguay. The acquisition was effectuated to provide Big Pony Gold, Inc. with an authorized corporate entity through which business could be transacted in Uruguay. The acquisition was accounted for under the purchase method of accounting. As used herein, references to "the Company" refer to Big Pony Gold, Inc. and its consolidated, wholly owned subsidiary, Tormin S.A. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Development Stage Companies

The Company is involved in prospecting and exploration activities, seeking commercially exploitable mineral properties. The Company has not yet commenced development or production activities on any of its mineral leaseholdings. No significant revenues have, as yet, been generated from mining activity, its planned principal operation. Therefore, the Company has been treated as a development stage company for financial reporting purposes, in accordance with Financial Accounting Standards Board Statement No. 7.

4. Exploration and Development Expenses

Prospecting and exploration costs incurred in the search for new mining properties are charged to expense as incurred, unless associated with identified reserves. Exploration and development costs associated with identified reserves will be capitalized until the related geologic areas are either put into production, sold or abandoned. Capitalized costs associated with properties put into production will be deferred and amortized using the units-of-production method based upon proven reserves.

5. Deferred Offering Costs

Legal and accounting fees incurred in connection with a proposed public offering are being deferred until the offering has been completed. The total deferred costs will be offset with cash proceeds received and the net amount will be recorded to stock-holders' equity. In the event the proposed offering is terminated, deferred costs will be charged to operations.

6. Organization Costs

Costs related to the incorporation of the Company have been capitalized. These costs will be amortized over sixty months commencing when the Company ceases to be considered a development stage company.

7. Loss Per Share

The computation of loss per share of common stock is based on the weighted-average number of shares outstanding during the period. There are no common stock equivalents.

NOTE B - RELATED PARTY TRANSACTIONS

The Company's operating expenses and exploration activities on mineral leaseholdings in the Republic of Uruguay have been funded through non-interest bearing loans received from its parent company, Gold Standard, Inc. As of October 31, 1995, loans received from the parent company totaled $140,046 ($42,028 in 1994). Through October 31, 1993, the cumulative loans received from the parent company totaled $968,062. This debt was converted to equity in 1993 when 4,000,000 shares of the Company's previously unissued common stock were issued to the parent in exchange for consideration totaling $1,000,000 ($968,062 in debt conversion plus a receivable from the parent of $31,938).

The Company holds exploration rights to certain mineral properties in Uruguay jointly with its parent company, Gold
Standard, Inc. Exploration costs incurred on these jointly held properties are borne by the joint owners in proportion to their ownership interest.

The Company shares office facilities and employees in Salt Lake City and Uruguay with the parent company. Wages and office expenses are apportioned between the parent and subsidiary, based on the exploration activity on their joint and separate properties and as the Boards of Directors of the parent and subsidiary entities agree.

NOTE C - INCOME TAXES

The Company has a significant net operating loss carry forward which could give rise to a deferred tax asset. Because the Company has no assurance that the tax benefit from the net operating loss will ever be realized, a valuation allowance has been provided equal to the deferred tax asset. There are no other temporary differences which arise from recognizing income and expense in different periods for financial and tax reporting purposes. The Company's gross deferred tax asset attributable to the net operating loss carry forward and the associated valuation allowance are summarized as follows at October 31,:
                                   1995          1994

 Total deferred tax assets
   (based on net operating
   loss carry forward)          $ 462,735     $ 447,978

 Less valuation allowance        (462,735)     (447,978)

     Net deferred tax asset     $     -       $     -

The Company's unused net operating loss carry forwards and expiration dates are detailed as follows:

 Federal Net Operating Loss       State Net Operating Loss
Expiration Date      Amount      Expiration Date     Amount

December 31, 2003  $  1,391     December 31, 1994 $ 332,053
December 31, 2004   332,153     December 31, 1995   408,640
December 31, 2005   408,740     December 31, 1996   216,911
October 31, 2006    217,011     October 31, 1997     90,489
October 31, 2007     90,589     October 31, 1998     15,927
October 31, 2008     16,537     October 31, 2009     59,666
October 31, 2009     59,766     October 31, 2010     60,818
October 31, 2010     60,918
                 $1,187,105                      $1,184,504

NOTE D - JOINT VENTURE AGREEMENT

During June of 1992 the Company entered into a joint venture agreement with Santa Fe Pacific Mining, Inc., a division of Santa Fe Pacific Corporation. The purpose of the joint venture is to facilitate exploration and potential future development of all of the Company's mineral holdings in southern Uruguay. Under the terms of this operating agreement, Santa Fe can earn up to a 60% interest in producible discoveries on the subject properties by funding 100% of the exploration expenses up to either a specified minimum investment or until a decision to develop a discovery is reached. Thereafter, the Company must participate by funding its proportionate share of future development costs or see its 40% participating interest eroded. In no event, however, will the Company's participating interest fall below 25%. In October of 1995 the Company was informed of Santa Fe Pacific Corporation's intention to withdraw as manager of the joint venture and the agreement effective November 16, 1995, subject to the assignment of certain interests.

NOTE E - CONTINGENCIES

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of Big Pony Gold, Inc. as a going concern. However, the Company has not yet generated any revenue from operations and has experienced recurring operating losses since 1988. The Company's past operations have been funded by Gold Standard, Inc. (its parent Company) through unsecured, long term loans. In 1993 debt was exchanged for additional common stock in the Company (Note
B).

Since the Company is not self-sustaining, its future as a going concern is dependent on its ability to continue to obtain operating capital from its parent Company or through other equity or debt sources. The Company's funding needs were reduced significantly in 1992 when the Company and its parent entered into a joint venture agreement with Santa Fe Pacific Mining, Inc., a division of Santa Fe Pacific Corporation. Under the agreement, Santa Fe assumed the responsibility to fund 100% of the continued exploration activities on the Company's Uruguayan leaseholdings until specified spending limits or events occurred. As of November 16, 1995 the joint venture will be terminated (Note D).

The parent's ability to continue funding the Company's operations is dependent upon the parent's working capital resources and fiscal strength. Erosion of the parent's working capital could impact its ability to continue to fund the Company's activities at current levels.

NOTE F - SEGMENTAL INFORMATION

The Company's only activity and, therefore, dominant industry segment is gold exploration, development and mining. The entire active operations of the Company for the years ended October 31, 1995 and 1994 were located within the Republic of Uruguay. No revenue was generated from operations in Uruguay during the years ended October 31, 1995 and 1994. Less than 10% of the Company's identifiable assets are located in Uruguay.

                      BIG PONY GOLD, INC.
                (A DEVELOPMENT STAGE COMPANY)
              CONSOLIDATED FINANCIAL STATEMENTS
                        May 31, 1996

              FOOTE, PASSEY, GRIFFIN and COMPANY
                      [LETTERHEAD]

     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Big Pony Gold, Inc.


We have audited the accompanying consolidated balance sheet of Big Pony Gold, Inc. and its subsidiary (both development stage companies) as of May 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the seven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the May 31, 1996 financial statements referred to above present fairly, in all material respects, the financial position of Big Pony Gold, Inc. and its subsidiary (both development stage companies) as of May 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the seven months then ended in conformity with generally accepted accounting principles.


Salt Lake City, Utah
August 21, 1996

                      Big Pony Gold, Inc.
                 (A development stage company)

                  CONSOLIDATED BALANCE SHEET
                        May 31, 1996

                           ASSETS
 CURRENT ASSETS
    Cash                                     $504,806
      Total current assets                    504,806

 PROPERTY - VEHICLE                             7,539

 OTHER ASSETS
    Deferred offering costs                    60,855
    Organization costs                             50
                                               60,905

                                             $573,250

             LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                           $ 32,295

    Total current liabilities                  32,295

 LONG-TERM LIABILITIES
   Loans payable - related party              207,723

 STOCKHOLDERS' EQUITY
   Common stock $.001 par value;
     Authorized - 50,000,000 shares
     Issued and Outstanding
     5,150,073 shares                           5,150
   Additional paid-in-capital               1,628,986
   Deficit accumulated during the
     development stage                     (1,300,904)

                                              333,232

                                            $ 573,250

The accompanying notes are an integral part of this statement.

                      Big Pony Gold, Inc.
                 (A development stage company)

             CONSOLIDATED STATEMENTS OF OPERATIONS

            For the seven months ended May 31, 1996
        and the period from August 2, 1984 (inception)
                       to May 31, 1996

                                              Period from
                                             August 2, 1984
                              Seven months     (inception)
                                 ended           through
                                May 31,          May 31,
                                 1996             1996
Revenues                       $    -          $     -

Operating expenses
  Exploration                   63,185          847,940
  General and administrative    49,852          464,453
                               113,037        1,312,393

    Loss from operations      (113,037)      (1,312,393)

Other income
   Interest                          4           12,234
   Other                           -                785
                                     4           13,019
Net loss before
   income taxes               (113,033)      (1,299,374)

Income tax expense                 109            1,530

   NET LOSS                  $(113,142)     $(1,300,904)

Loss per share               $    (.03)

Weighted average
  shares outstanding         4,127,429

The accompanying notes are an integral part of these statements.

                       Big Pony Gold, Inc.
                 (A development stage company)

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

           For the period from August 2, 1984 (inception)
                        to May 31, 1996

                                                 Deficit
                                               Accumulated
                                    Additional  During the
                          Common     Paid-In   Development
                          Stock      Capital      Stage
 August 2, 1984:
 Sale of common stock to
 officers and directors  $ 1,000     $ 1,500     $    -
December 31, 1984:
 Net loss for period         -           -           (109)

 Balances at
   December 31, 1984       1,000       1,500         (109)

 May 14, 1985:
 Sale of common stock
   public offering (net)   2,500      19,194          -
December 31, 1985:
 Net income for period       -           -            220

 Balances at
   December 31, 1985       3,500      20,694          111

 December 31, 1986:
 Net income for period       -           -            894

 Balances at
   December 31, 1986       3,500      20,694        1,005

 December 31, 1987:
  Net income for period      -           -            224

 Balances at
   December 31, 1987       3,500      20,694        1,229

 November 8, 1988:
 Contribution of capital
  to the Company by an
  insider                    -       24,092           -
November 14, 1988:
 Sale of common stock to
  Gold Standard, Inc.      3,700     46,300           -
November 15, 1988:
 Acquisition of Tormin S.A.
 through the issuance of
 common stock                850        -             -
Acquisition and cancellation
 of common stock previously
 issued                     (650)       650           -
December 31, 1988:
 Net loss for period         -          -          (2,620)

 Balances at
   December 31, 1988       7,400     91,736        (1,391)

December 31, 1989:
 Net loss for period         -          -        (332,455)

 Balances at
   December 31, 1989       7,400     91,736      (333,846)

December 31, 1990:
 Net loss for period         -          -        (408,825)

 Balances at
   December 31, 1990       7,400     91,736      (742,671)

October 31, 1991:
 Net loss for period         -          -        (217,096)

 Balances at
   October 31, 1991        7,400     91,736      (959,767)

October 31, 1992:
 Net loss for period         -          -         (90,674)

 Balances at
   October 31, 1992        7,400     91,736    (1,050,441)

May 7, 1993:
 Issuance of stock in
  conversion of debt to
  equity                   4,000    996,000           -

October 31, 1993:
 Net loss for period         -          -         (16,537)

 Balances at
   October 31, 1993       11,400  1,087,736    (1,066,978)

October 31, 1994:
 Net loss for period         -          -         (59,766)

 Balances at
   October 31, 1994       11,400  1,087,736    (1,126,744)

October 31, 1995:
 Net loss for period         -          -         (61,018)

 Balances at
   October 31, 1995      $11,400 $1,087,736 $ $(1,187,762)

March 1, 1996:
  Reverse stock split 3:1 (7,600)     7,600
March 14, 1996:
  Issuance of stock for
    conversion of debt to
    equity and other
    consideration            750      9,250
March 14, 1996
  Issuance of stock for
    services                 100     24,900
May 10, 1996
  Sale of common stock       500    499,500
  Net loss for seven month
    period                   -          -        (113,142)

      Balances at
        May 31, 1996      $5,150 $1,628,986    $1,300,904)

The accompanying notes are an integral part of these statements.

                    Big Pony Gold, Inc.
               (A development stage company)

          CONSOLIDATED STATEMENTS OF CASH FLOWS

         For the seven months ended May 31, 1996
      and the period from August 2, 1984 (inception)
                   to May 31, 1996


                                                 Period from
                                                August 2, 1984
                                 Seven months    (inception)
                                    ended          through
                                   May 31,         May 31,
                                    1996            1996
Increase (decrease) in cash
 Cash flows from operating
   activities:
     Net Loss                   $ (113,142)      $(1,300,904)
     Adjustments to reconcile
       net loss to net cash used
       by operating activities:
         Amortization                  -                 850
         Issuance of stock for
           services                 25,000            25,000
       Decrease (increase) in:
         Prepaid expense               267               -
         Deferred offering costs   (10,596)          (60,855)
         Organization costs            -                 (50)
       Increase (decrease) in:
         Income tax payable           (100)              -
         Accounts payable           32,295            32,295
            Net cash used by
              operating activities (66,276)       (1,303,664)

Cash flows used by investing activities:
  Purchase of vehicle               (7,539)           (7,539)

Cash flows from financing activities:
  Proceeds from loans payable       77,677         1,217,723
  Proceeds from capital
     contributions                     -              24,092
  Proceeds from issuance of common
     stock                         500,000           577,500
  Cash applied to offering costs       -              (3,306)
      Net cash provided by
        financing activities       577,677         1,816,009

Net increase in cash               503,862           504,806
Cash at beginning of period            944               -

Cash at end of period            $ 504,806         $ 504,806

Supplemental disclosures of cash flow information

Cash paid during the seven month period ending May 31, 1996 for:

      Interest                   $     -
      Taxes                      $     133

Non-cash transactions

During the seven month period ended May 31, 1996, the Company's parent, Gold Standard, Inc. transferred certain mineral rights and other assets to the Company and canceled 410,000 in debt owed to it by the Company in exchange for 750,000 shares of the Company's common stock.

On March 14, 1996, the Company issued 100,000 shares of its, common stock to two employees in exchange for services performed by them valued at $25,000.

From inception through October 31, 1995, 4,000,000 shares of common stock were issued in exchange for cancellation of debt of $968,062 and conversion of a receivable of $31,938. Shares valued at $850 were also issued for services.

The accompanying notes are an integral part of these statements.

                      Big Pony Gold, Inc.
                 (A development stage company)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        May 31, 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles. The following policies are considered to be significant:

1. Organization

Big Pony Gold, Inc. was incorporated pursuant to the laws of the state of Utah on August 2, 1984 under the name of Big Pony Development. During 1988, Gold Standard, Inc., a Utah corporation (the parent company), acquired 50% of the outstanding common stock of Big Pony Development and the Company changed its name to Big Pony Gold, Inc. During the same period, Big Pony Gold, Inc. acquired 100% of the common stock of Tormin S.A. (a corporation organized under the laws of the Oriental Republic of Uruguay). The parent company (Gold Standard, Inc.) acquired an additional 4,000,000 shares of common stock on May 7, 1993 in a conversion of debt to equity. On March 1, 1996 the Company initiated a 3:1 reverse stock split. The parent company acquired 750,000 shares of common stock on March 14, 1996 in a conversion of debt to equity and transfer of other assets (Note G). In May of 1996 an additional 500,000 shares were sold to outside investors. As of May 31, 1996 the parent company was the majority shareholder with ownership of 64.4% of the stock issued and outstanding. The Company has not paid dividends in the past. Payment of dividends in the future will depend on the Company's profitability, financial requirements and other relevant factors.

2. Development Stage Company

The Company is involved in prospecting and exploration activities, seeking commercially exploitable mineral properties. The Company has not yet commenced development or production activities on any of its mineral lease holdings. No significant revenues have, as yet, been generated from mining activity, its planned principal operation. Therefore, the Company has been treated as a development stage company for financial reporting purposes, in accordance with Statement of Financial Accounting Standards No. 7., Accounting and Reporting by Development Stage Enterprises.

3. Principles of Consolidation

The accompanying financial statements include the accounts of Big Pony Gold, Inc. and its wholly owned subsidiary, Tormin S.A., a corporation organized under the laws of the Oriental Republic of Uruguay. The acquisition was effectuated to provide Big Pony Gold, Inc. with an authorized corporate entity through which business could be transacted in Uruguay. The acquisition was accounted for under the purchase method of accounting. As used herein, references to the Company" refer to Big Pony Gold, Inc. and its consolidated, wholly owned subsidiary, Tormin S.A. All significant intercompany accounts and transactions have been eliminated in consolidation.

4. Exploration and Development Expenses

Prospecting and exploration costs incurred in the search for new mining properties are charged to expense as incurred, unless associated with identified reserves. Exploration and development costs associated with identified reserves will be capitalized until the related geologic areas are either put into production, sold or abandoned. Capitalized costs associated with properties put into production will be deferred and amortized using the units-of-production method based upon proven reserves.

5. Depreciation and amortization

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Vehicles are depreciated over 5 years using the straight-line method.

6. Deferred Offering Costs

Legal and accounting fees incurred in connection with a proposed public offering are being deferred until the offering has been completed. The total deferred costs will be offset against cash proceeds received and the net amount will be recorded as stockholders' equity. In the event the proposed offering is terminated, deferred costs will be charged to operations.

7. Organization Costs

Costs related to the incorporation of the Company have been capitalized. These costs will be amortized over sixty months commencing when the Company ceases to be considered a development stage company.

8. Loss Per Share

Loss per share of common stock is computed based on the weighted-average number of common shares outstanding during the seven month period ending May 31, 1996. The Company had common stock equivalents outstanding at May 31, 1996 in the form of stock warrants (Note D). These warrants were excluded in the calculation of loss per share at May 31, 1996 because their inclusion would be anti-dilutive.

9. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Pair market value disclosure

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires disclosure of the fair value of certain items, including receivables, payables, debt and investments. The Company believes that the amounts disclosed within the combined balance sheet do not differ significantly from fair value as defined in SFAS 107.

NOTE B - CONTINGENCIES

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of Big Pony Gold, Inc. as a going concern. However, the Company has not yet generated any revenue from operations and has experienced recurring operating losses since 1988. The Company's past operations have been funded by Gold Standard, Inc. (its parent Company) and a subsidiary of the parent, Gold Standard South through unsecured, long-term loans. A total debt of $978,062 was exchanged for additional common stock in the Company during 1993 and 1996. (See Note C).

Since the Company is not self-sustaining, its future as a going concern is dependent on its ability to generate net revenues from operations, or continue to obtain operating capital from its parent Company or through other equity or debt sources. In May of 1996 the Company obtained $500,000 in equity financing as described in Note D.

The parent's ability to continue funding the Company's operations is dependent upon the parent's working capital resources and fiscal strength. Erosion of the parent's working capital could impact its ability to continue to fund the Company's activities at current levels.

NOTE C - RELATED PARTY TRANSACTIONS

The Company's operating expenses and exploration activities on mineral lease holdings in the Republic of Uruguay have been funded through loans received from its parent company, Gold Standard, Inc., and a subsidiary of the parent Gold Standard South. For the seven month period ending May 31, 1996, loans received from the parent company and Gold Standard South totaled $25,867 and $51,810 respectively. Through October 31, 1993, the cumulative loans received from the parent company totaled $968,062. This debt was converted to equity in 1993 when 4,000,000 shares of the Company's previously unissued common stock were issued to the parent in exchange for consideration totaling 51,000,000 ($968,062 in debt conversion plus a receivable from the parent of $31,938). As of May 31, 1996, non-interest bearing loans from Gold Standard and its subsidiary totalled $207,723.

On March 14, 1996 the Company issued stock to related parties as described in Note D.

To guarantee their future reclamation commitments in Uruguay, the parent company has obtained a standby bank letter of credit in the amount of $1,000,000. The benefits of this letter of credit have been extended by the parent to Big Pony Gold, Inc. and its subsidiary, Tormin, S.A. (Note G).

The Company shares office facilities and employees in Salt Lake City and Uruguay with the parent company. Wages and office expenses are apportioned between the parent and subsidiary, based on the exploration activity on their joint and separate properties as determined by agreement of the Boards of Directors of the entities.

NOTE D - TRANSACTIONS IN CAPITAL STOCK

On March 1, 1996, the Company declared a 3:1 reverse stock split. Par value of the stock did not change. On March 14, 1996, 750,000 shares of common stock were issued to the parent in exchange for cancellation of $10,000 in debt, and transfer of certain mineral rights and assets pursuant to the cancellation of the Campo del Oro Venture (Note G). On March 14, 1996, 100,000 shares of common stock were issued to two employees in exchange for services performed by them. On May 10, 1996, the Company sold 500,000 shares of its common stock for $1 per share. Each share included a warrant to purchase an additional share for $1.25, exercisable for 3 years from the date of purchase.

As of May 31, 1996, the Company's outstanding stock purchase warrants are as follows:
                                                           No of shares
            Issue        Expiration      Exercise           subject to
            Date            Date          Price               Warrant

         May 10, 1996   May 10, 1999       1.25               500,000

If all outstanding stock purchase warrants were exercised, the total proceeds would be $625,000.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances with two financial institutions located in Salt Lake City, Utah and a brokerage firm in Vancouver, Canada. Uninsured balances are approximately $404,806 at May 31, 1996.

NOTE F - INCOME TAXES

Effective November 1, 1992, the Company adopted statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. The Company has a significant net operating loss carry forward which could give rise to a deferred tax asset. Because the Company has no assurance that the tax benefit from the net operating loss will ever be realized, a valuation allowance has been provided equal to the deferred tax asset. There are no other temporary differences which arise from recognizing income and expense in different periods for financial and tax reporting purposes. The Company's gross deferred tax asset attributable to the net operating loss carry forward and the associated valuation allowance are summarized as follows at May 31, 1996:

      Total deferred tax assets
        (based on net operating
        loss carry forward)                      $ 470,000
      Less valuation allowance                    (470,000)
          Net deferred tax asset                 $     -

The Company's unused net operating loss carry forwards and expiration dates are detailed as follows:

        Federal Net Operating Loss        State Net Operating Loss
    Expiration Date          Amount    Expiration Date          Amount
   December 31, 2003        $ 1,391           -               $    -
   December 31, 2004        333,320           -                    -
   December 31, 2005        408,740           -                    -
   October 31, 2006         217,011   December 31, 1996        216,911
   October 31, 2007          90,589   October 31, 1997          90,489
   October 31, 2008          16,027   October 31, 1998          15,927
   October 31, 2009          59,766   October 31, 1999          59,666
   October 31, 2010          60,918   October 31, 2010          60,818
   October 31, 2011         113,142   October 31, 2011 _       113,042
                        $ 1,300,904                          $ 556,853

NOTE G - JOINT VENTURE AGREEMENTS

During June of 1992 the Company and Gold Standard, Inc. entered into a joint venture agreement (Campo del Oro Venture) with Santa Fe Pacific Mining, Inc., a division of Santa Fe Pacific Corporation. The purpose of the joint venture was to facilitate exploration and potential future development of all of the Company's mineral holdings in southern Uruguay. Under the terms of this operating agreement, Santa Fe could earn up to a 60% interest in producible discoveries on the subject properties by funding 100% of the exploration expenses up to either a specified minimum investment or until a decision to develop a discovery was reached.

During November 1994 the Campo del Oro Venture formed a joint venture with Ashton Global Exploration Propriety Limited of Melbourne, Australia. The purpose of the joint venture was to explore, develop and mine for diamonds in Uruguay.

As of April 14, 1996, Santa Fe Pacific Mining, Inc. withdrew from the above agreements. All mineral rights and assets of the joint venture were transferred to the Company and Gold Standard, Inc. Under an agreement dated March 14, 1996, Gold Standard, Inc. transferred its share of the mineral rights and assets to the Company and canceled $10,000 of the debt due it from the Company in exchange for 750,000 shares of the Company's common stock (Note D).

NOTE H - SEGMENTAL INFORMATION

The Company's only activity and, therefore, dominant industry segment, is gold exploration, development and mining. The entire active operations of the Company for the seven months ended May 31, 1996 were located within the Republic of Uruguay. No revenue was generated from operations in Uruguay during the seven months ended May 31, 1996. Less than 10% of the Company's identifiable assets are located in Uruguay.

NOTE I - COMPARISON OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
IN THE UNITED STATES TO ACCOUNTING PRINCIPLES IN CANADA

The Company's financial statements were prepared on the basis of generally accepted accounting principles as promulgated in the United States of America. Canada has its own accounting principles as promulgated by the Accounting Standards Committee of the Canadian Institute of Chartered Accountants. Differences between Canadian and United States accounting principles used in the preparation of these financial statements are considered to be immaterial and to have no significant effect on the Company's financial position or results of operations.

   Report of Independent Certified Public Accountants on Supplementary
                                Information

Board of Directors
Big Pony Gold, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Big Pony Gold, Inc. and its subsidiary (both development stage companies) for the seven months ended May 31, 1996, which are presented in the preceding section of this report. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The financial statements of Big Pony Gold, Inc., as of and for the years ended October 31, 1995 and 1994 were also audited by us. Our report dated November 21, 1995 stated that the supplementary information is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of Big Pony Gold, Inc. as of and for the years ended October 31, 1993, 1992, for the ten month period ending October 31, 1991 and for the year ending December 31, 1990 were audited by other auditors whose report dated January 21, 1994 stated that the supplementary information for those periods is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Salt Lake City, Utah
August 21, 1996

                             Big Pony Gold, Inc.
                       (A development stage company)

              SCHEDULE I - CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE SEVEN MONTHS ENDED MAY 31, 1996
             AND FOR THE FIVE FISCAL YEARS ENDED OCTOBER 31, 1995

                             Seven months
                              ended      Year ended    Year ended  Year ended
                              May 31,    October 31,   October 31, October 31,
                               1996         1995          1994        1993


 Revenues                   $    -        $    -         $    -      $    -

 Operating Expenses
   Exploration expense        63,185        47,103         35,872       1,945

   General and
     administrative           49,852        13,823         23,800      14,498

                             113,037        60,926         59,672      16,443

        Loss from
          operations        (113,037)      (60,926)       (59,672)    (16,443)


 Other income -
   Interest                        4             8              6           6


 Net loss before
   Income taxes             (113,033)      (60,918)       (59,666)    (16,437)


 Income tax expense              109           100            100         100


         NET LOSS          $(113,142)     $(61,018)      $(59,766)   $(16,537)


 Loss per share (a)           $ (.03)       $ (.02)        $ (.02)     $ (.0l)


 Weighted average
 shares outstanding (a)    4,127,429     3,800,000      3,800,000   3,113,242


(a) As of March 1, 1996, the Company declared a 3:1 reverse stock split. The weighted average shares outstanding and loss per share for all periods presented above have been restated to reflect the stock split.
                             Big Pony Gold, Inc.
                       (A development stage company)

              SCHEDULE I - CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE SEVEN MONTHS ENDED MAY 31, 1996
             AND FOR THE FIVE FISCAL YEARS ENDED OCTOBER 31, 1995

                                                       Ten months
                                          Year ended     ended
                                          October 31,  October 31,
                                            1992           1991
 Revenues                                 $    -       $    -
 Operating Expenses
   Exploration expense                     61,444     153,368
   General and
     administrative                        29,137      63,719
                                           90,581     217,087
        Loss from
          operations                      (90,581)   (217,087)

 Other income -
   Interest                                     7          91

 Net loss before
   Income taxes                           (90,574)   (216,996)

 Income tax expense                           100         100

         NET LOSS                        $(90,674)  $(217,096)

 Loss per share (a)                        $ (.04)     $ (.09)

 Weighted average
 shares outstanding (a)                 2,466,666   2,466,666

(a) As of March 1, 1996, the Company declared a 3:1 reverse stock split. The weighted average shares outstanding and loss per share for all periods presented above have been restated to reflect the stock split.



                            Big Pony Gold, Inc.
                       (A development stage company)

             SCHEDULE II - CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SEVEN MONTHS ENDED MAY 31, 1996 AND
               FOR THE FIVE FISCAL YEARS ENDED OCTOBER 31, 1995

                         Seven months
                           ended       Year ended     Year ended    Year ended
                          May 31,     October 31,    October 31,   October 31,
                           1996          1995           1994          1993

 Cash flows from operating
    activities -
     Net Loss              $ (113,142)    $ (61,018)     $ (59,766) $ (16,537)
     Adjustments to
       reconcile net loss
       to net cash used by
       operating activities:
        Amortization              -             -              -          510
        Issuance of stock for
         services              25,000           -              -          -
        Decrease (increase) in:
          Accounts receivable     -             -           31,938        -
          Prepaid expenses        267          (267)           -          -
          Deferred offering
            costs             (10,596)      (27,017)       (23,242)       -
        Increase (decrease) in:
          Income tax payable     (100)          -              -          -
          Accounts payable     32,295       (11,925)        11,925       (259)

            Net cash used by
              operating
              activities      (66,276)     (100,227)       (39,145)   (16,286)

 Cash flows used by investing
    activities
     Purchase of equipment     (7,539)          -              -          -

 Cash flows from financing
    activities
     Proceeds from loans
       payable                 77,677       98,018         42,028     16,308
     Proceeds from issuance of
       common stock           500,000          -              -          -
                              577,677       98,018         42,028     16,308
 Net increase (decrease)
   in cash                    503,862       (2,209)         2,883         22
 Cash at beginning of
   period                         944        3,153            270        248

 Cash at end of period      $ 504,806     $    944       $  3,153   $    270

                            Big Pony Gold, Inc.
                       (A development stage company)

             SCHEDULE II - CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SEVEN MONTHS ENDED MAY 31, 1996 AND
               FOR THE FIVE FISCAL YEARS ENDED OCTOBER 31, 1995

                                          Ten months
                                          Year ended    ended
                                          October 31, October 31,
                                            1992        1991
 Cash flows from operating
    activities -
     Net Loss                            $ (90,674)  $ (217,096)
     Adjustments to
       reconcile net loss
       to net cash used by
       operating activities:
        Amortization                            85           85
        Issuance of stock for
         services                              -            -
        Decrease (increase) in:
          Accounts receivable                  -            -
          Prepaid expenses                     -            -
          Deferred offering
            costs                              -            -
        Increase (decrease) in:
          Income tax payable                   -            -
          Accounts payable                  (142)      (4,592)

            Net cash used by
              operating
              activities                 (90,731)    (221,603)

 Cash flows used by investing
    activities
     Purchase of equipment                   -            -

 Cash flows from financing
    activities
     Proceeds from loans
       payable                            90,810      212,911
     Proceeds from issuance of
       common stock                          -            -
                                          90,810      212,911
 Net increase (decrease)
   in cash                                    79       (8,692)
 Cash at beginning of
   period                                    169        8,861

 Cash at end of period                   $   248     $    169

                         BIG PONY GOLD
                UNAUDITED FINANCIAL STATEMENTS
                           JULY 1996


                         BIG PONY GOLD
                         BALANCE SHEET
                         July 31,1996
                          (Unaudited)

         ASSETS
 CURRENT ASSETS
    Cash and cash equivalents                  $429,375
    Accrued interest                                593
    Prepaid expenses                                 50
         TOTAL CURRENT ASSETS                   430,018

 PROPERTY AND EQUIPMENT
    Equipment and vehicles                       44,843
                                                 44,843

 OTHER ASSETS
    Deferred offering costs                      60,856
    Deposits                                      6,736
                                                 67,592

          TOTAL ASSETS                        $ 542,452

       LIABILITIES AND EQUITY

 CURRENT LIABILITIES
    Accounts payable                          $248,934
          TOTAL CURRENT LIABILITIES            248,934

STOCKHOLDERS' EQUITY
    Common stock                                 5,150
    Additional paid-in capital               1,628,986
    Retained deficit                        (1,340,618)
          TOTAL STOCKHOLDERS' EQUITY           293,518

          TOTAL LIABILITIES AND EQUITY       $ 542,452

                     BIG PONY GOLD
              STATEMENT OF OPERATIONS
        Nine month period ended July 31, 1996
                      (Unaudited)

 INCOME FROM OPERATIONS                      $    -

 EXPENSES
    Depreciation                                2,360
    Leasehold exploration
      and carrying costs                       91,076
    General and administrative:
      Legal                                     6,764
      Other                                    53,621
        NET LOSS FROM OPERATIONS             (153,821)

 OTHER INCOME
    Interest income                               964

 NET LOSS                                   $(152,857)